

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2010

Karl E. Bupp
Chief Financial Officer
Diamond Management & Technology Consultants, Inc.
875 N. Michigan Avenue, Suite 3000
Chicago, Illinois

      Re: **Diamond Management & Technology Consultants, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2009
              Filed June 10, 2009
              File No. 000-22125

Dear Mr. Bupp:

      We have completed our review of your Form 10-K for the fiscal year ended March 31, 2009 and have no further comments at this time.

                    Sincerely,

                    Tom Kluck
                    Branch Chief